GRIDWATER, INC.

BYLAWS

ARTICLE I

OFFICES

Section 1.1

The registered office shall be 600 Cleveland St Suite 307 Clearwater FL 33755.

Section 1.2

Gridwater, Inc. may also have offices at such other places both within and without the State of Texas as the board of directors may from time to time determine or the business of Gridwater, Inc. may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 2.1

Meetings of the shareholders of the Gridwater, Inc. shall be held at such place either within or without the State of Texas as shall be designated from time to time by the board of directors.

Section 2.2

Annual shareholders' meetings shall be held in the first two weeks of March of each calendar year, at such date and at such time as shall be designated from time to time by the board of directors, for the purpose of electing directors and considering such other business as may properly come before the meeting.

Section 2.3

Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, written notice of the annual meeting stating the place, date and hour of the meeting and any other information required by law shall be given to each shareholder entitled to vote at such meeting not less than ten (10) days nor more than sixty (60) days before the date of the meeting.

Section 2.4

The officer responsible for Gridwater, Inc.'s stock ledger shall prepare at least ten (10) days before every shareholders' meeting a complete list of shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address and number of shares registered in the name of each shareholder. The list shall be available for examination by any shareholder for any purposes germane to the meeting, during ordinary business hours in the Office of the Secretary at the Gridwater, Inc.'s Headquarters for a period of at least ten (10) days prior to the meeting. The list shall also be available at the shareholders' meeting for the inspection of any shareholders.

Section 2.5

Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, written notice of a special meeting, stating the place, date and hour of the meeting, the purpose or purposes for which the meeting is called and any other information required by law, shall be given to each shareholder entitled to vote at such meeting, not less than ten (10) days nor more than sixty (60) days before the date of the meeting.

Section 2.6

Business transacted at any special meeting of shareholders shall be limited to the purpose or purposes stated in the Gridwater, Inc.'s notice.

Section 2.7

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the chairman of the meeting or the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 2.8

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy and entitled to vote thereon shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate of Incorporation, a different vote is required in which

case such express provision shall govern and control the decision of such question; provided, however, the election of directors at a meeting of the shareholders shall be determined in accordance with Section 3.4 of these Bylaws.

Section 2.9

Each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder or such greater or lesser number of votes per share as may be fixed by or pursuant to the Certificate of Incorporation, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 2.10

A. The proposal of business (other than nominations for the election of directors, which are governed by Section 3.13 of these Bylaws) may be made at an annual meeting of shareholders only (i) pursuant to Gridwater, Inc.'s notice of meeting (or any supplement thereto), (ii) by or at the direction of the board of directors, or (iii) by any shareholder of Gridwater, Inc. who is a shareholder of record at the time the notice provided for in this Section 2.10 is delivered to the secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10.

B. In order to assure that shareholders and Gridwater, Inc. have reasonable opportunity to consider business proposed to be brought before a meeting of shareholders and to allow for full information to be distributed to shareholders, business (other than nominations for the election of directors, which are governed by Section 3.13 of these Bylaws) may properly be brought before an annual meeting only by a shareholder who shall have given timely notice thereof in proper written form to the secretary pursuant to clause (iii) of the foregoing paragraph, and such business must be a proper subject for shareholder action under the Texas General Corporation Law. To be timely, a shareholder's notice must be delivered to the secretary at the principal executive offices of Gridwater, Inc. not earlier than the close of business (as defined in Section 2.10(F) below) on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the date on which public announcement (as defined in Section 2.10(F) below) of the date of such meeting is first made by Gridwater, Inc..

In no event shall an adjournment or recess of an annual meeting, or postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

C. Such shareholders notice shall set forth: (i) as to any business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (as used in Item 5 of Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in such business of such shareholder and the beneficial owner (as defined in Section 2.10(f) below), if any, on whose behalf the business is being proposed; (ii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the business is being proposed (A) the name and address of such shareholder, as they appear on the Gridwater, Inc.'s books, and the name and address of such beneficial owner, (B) the class or series and number of shares of capital stock of Gridwater, Inc. which are owned of record by such shareholder and such beneficial owner as of the date of the notice, and a representation that the shareholder will notify Gridwater, Inc. in writing within five (5) business days after the record date for such meeting of the class or series and number of shares of capital stock of Gridwater, Inc. owned of record by the shareholder and such beneficial owner as of the record date for the meeting, and (C) a representation that the shareholder (or a qualified representative of the shareholder, as defined in Section 2.10(e) below) intends to appear at the meeting to bring such business before the meeting; (iii) as to the shareholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the business is being proposed, as to such beneficial owner, and if such shareholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a "control person") (A) the class or series and number of shares of capital stock of Gridwater, Inc. that are beneficially owned by such shareholder or beneficial owner and by any control person as of the date of the notice, (B) a description of any agreement, arrangement or understanding (whether or not in writing) with respect to the business between or among such shareholder, beneficial owner or control person and any other person, including without limitation any agreements that would be required to be described or reported pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable to the shareholder or beneficial owner), (C) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the shareholder's notice by, or on behalf of, such shareholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of Gridwater, Inc.'s capital stock, or maintain, increase or decrease the voting power of the shareholder or beneficial owner with respect to shares of capital stock of Gridwater, Inc., including the notional number of shares that are the subject of such agreement, arrangement or understanding, and (D) a description of any agreement, arrangement or understanding (whether or not in writing) between or among such shareholder, beneficial owner or control person and any other person relating to acquiring, holding, voting or disposing of any shares of stock of Gridwater, Inc., including the number of shares that are the subject of such agreement, arrangement or understanding; (iv) as to the shareholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the business is being proposed, as to such beneficial owner, a representation that the shareholder will notify Gridwater, Inc. in writing within five (5) business days after the record date for such meeting as to the status of each of the matters set forth in the immediately preceding paragraph (iii) as of the record date for the meeting;(v) a representation as to whether the shareholder or the beneficial owner will engage in a solicitation with respect to such proposal and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation (within the meaning of Exchange Act Rule 14a-1(l)), and whether such person or group intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Gridwater, Inc.'s outstanding capital stock required to approve or adopt the business to be proposed (in person or by proxy) by the shareholder; and (vi) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the business is being proposed, such shareholders' and beneficial owner's written consent to the public disclosure of information provided pursuant to this Section 2.10.

D. The foregoing notice requirements of this Section 2.10 shall not apply to a shareholder if the shareholder has only notified Gridwater, Inc. of his or her intention to present a shareholder proposal at an annual meeting pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by Gridwater, Inc. to solicit proxies for such annual meeting.

E. Only such business shall be conducted at an annual meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.10 (other than nominations for the election of directors, which are governed by Section 3.13 of these Bylaws). The chairman of the board of directors, the board of directors or the secretary may, if the facts warrant, determine that a notice received by Gridwater, Inc. relating to an item of business proposed to be introduced at an annual meeting of shareholders does not satisfy the requirements of this Section 2.10 (including if the shareholder does not provide the information required under clauses (c)(ii)(B), (c)(iii) and (c)(iv) of this Section 2.10 to Gridwater, Inc. within five (5) business days after the record date for the meeting), and if it be so determined, the chairman of the meeting of shareholders shall so declare and any such business shall not be introduced at such meeting of shareholders, notwithstanding that proxies in respect of such matters may have been received. If the chairman of a meeting of shareholders determines that business raised at the meeting was not properly brought before the meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted notwithstanding that proxies in respect of such business may have been received. Notwithstanding the foregoing provisions of this Section 2.10, if the shareholder (or a qualified representative of the shareholder) is not present at the annual meeting of shareholders of Gridwater, Inc. to propose such business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by Gridwater, Inc.. For purposes of this Section 2.10, to be considered a qualified representative of the shareholder, a person must be a duly authorized officer, manager or partner of such shareholder or authorized by a writing executed by such shareholder (or a reliable reproduction or electronic transmission of the writing) delivered to Gridwater, Inc. prior to the making of such proposal at such meeting by such shareholder stating that such person is authorized to act for such shareholder as proxy at the meeting of shareholders.

F. For purposes of this Section 2.10, a "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by Gridwater, Inc. with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and "close of business" shall mean 6:00 p.m. local time at the principal executive offices of Gridwater, Inc. on any calendar day, whether or not the day is a business day. For purposes of this Section 2.10, shares shall be treated as "beneficially owned" by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has pursuant to any agreement, arrangement or understanding (whether or not in writing) (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (ii) the right to vote such shares, alone or in concert with others, and/or (iii) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares, and any such person shall be treated as the "beneficial owner" of such shares.

ARTICLE III

DIRECTORS

Section 3.1

Gridwater, Inc. will have at least three directors, with the exact number set by the Board from time to time. Directors serve three-year terms and are elected at the Company's annual shareholder meetings. The Board is divided into classes so that roughly one-third of the directors are up for election each year, ensuring continuity and stability.

Starting with the 2026 annual meeting and going forward, each director elected will serve a three-year term. Each director remains in office until a successor is duly elected and qualified.

Shareholders who wish to nominate directors must provide advance notice in accordance with the procedures set forth in these Bylaws.

Section 3.2

Except as otherwise provided for or fixed by or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the end of the unexpired term of the class to which such director was appointed, with such director to hold office until his or her successor is elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office, with or without cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the shares of Gridwater, Inc. entitled to vote generally in the election of directors, voting together as a single class.

Section 3.3

The business of Gridwater, Inc. shall be managed by its board of directors which may exercise all such powers of Gridwater, Inc. and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 3.4

In the election of directors at a meeting of the shareholders at which a quorum is present, each director shall be elected by the vote of the majority of the votes cast; provided, that if, as of a date that is five (5) business days in advance of the date Gridwater, Inc. files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, the directors, not exceeding the authorized number of directors as fixed by the board of directors in accordance with the Bylaws, receiving the greatest number of votes of the shareholders entitled to vote thereon, present in person or by proxy, shall be the directors for the term as set forth in the Certificate of Incorporation. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director nominee exceeds the number of shares voted "against" that nominee. If, for any cause, the board of directors shall not have been elected at an annual meeting, they may be elected thereafter at a special meeting of the shareholders called for that purpose in the manner provided in these Bylaws.

MEETINGS OF THE BOARD OF DIRECTORS

Section 3.5

The board of directors of Gridwater, Inc. may hold meetings, both regular and special, either within or without the State of Texas.

Section 3.6   [Reserved]

Section 3.7

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 3.8

Special meetings of the board may be called by the chairman of the board, the president, or the secretary on the written request of any two directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or electronic transmission not less than twenty-four (24) hours' notice before the date of the meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 3.9

At all meetings of the board of directors such number of directors as shall be not less than one-third of the total number of the full board of directors nor less than two shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the board of directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Each director has a fiduciary duty to attend duly noticed meetings of the board. A director who, without reasonable cause or written excuse accepted by the Chair (or Lead Independent Director if no Chair is appointed), fails to attend three (3) or more consecutive duly noticed meetings shall: (i) be deemed to have waived any quorum objection with respect to all subsequent meetings of the board of which proper notice was given; and (ii) be subject to removal for cause pursuant to Section 3.2. For purposes of this provision, "reasonable cause" includes illness, family emergency, or a previously disclosed conflict communicated in writing to the Secretary before the relevant meeting.

Deadlock Resolution by Chair.

In the event any Ordinary Resolution (as defined in Section 3.10(A)) submitted to the Board of Directors results in a tie vote, the Chair of the Board (or Lead Independent Director, if no Chair is appointed) shall have the authority to cast a deciding vote solely for purposes of resolving such deadlock. For the avoidance of doubt, this tie-breaking authority shall not apply to Reserved Matters as defined in Section 3.10(B), which require unanimous approval of all directors then in office regardless of any tie vote.

Deadlock on Reserved Matters.

If the board of directors or the shareholders are unable to reach agreement on any Reserved Matter (as defined in Section 3.10(B) of these Bylaws), the following escalation procedure shall apply: (a) Notice and Negotiation Period. Any director or shareholder may declare a deadlock by delivering written notice to all other directors and to the Secretary of Gridwater, Inc. (a "Deadlock Notice"). Upon delivery of a Deadlock Notice, the parties shall negotiate in good faith to resolve the deadlock for a period of thirty (30) calendar days (the "Negotiation Period"). The Negotiation Period may be extended by mutual written agreement of all directors. (b) Non-Binding Mediation. If the deadlock is not resolved during the Negotiation Period, any party may initiate non-binding mediation by written notice to all other parties. The parties shall agree on a single mediator within ten (10) days of such notice; if they cannot agree, the mediator shall be appointed by the American Arbitration Association ("AAA"). The mediation shall be conducted in Texas under AAA Mediation Procedures, and the costs of the mediator shall be shared equally. The mediation period shall not exceed thirty (30) calendar days from the appointment of the mediator unless extended by written agreement of all parties. (c) Binding Arbitration. If the deadlock is not resolved through mediation, any party may submit the matter to final and binding arbitration. The arbitration shall be administered by the AAA under its Commercial Arbitration Rules, with the seat of arbitration in the State of Texas. The arbitral tribunal shall consist of one (1) arbitrator mutually agreed upon by the parties, or if the parties cannot agree within ten (10) days of a demand for arbitration, appointed by the AAA. The arbitrator's award shall be final, binding, and enforceable in any court of competent jurisdiction. Costs of the arbitration shall be allocated by the arbitrator. (d) Buy-Sell Election. Notwithstanding the foregoing, if a deadlock on a Reserved Matter remains unresolved for more than ninety (90) calendar days following delivery of a Deadlock Notice, any shareholder (the "Offering Shareholder") may invoke the following buy-sell procedure by delivering written notice to all other shareholders: (i) the Offering Shareholder shall specify a per-share price (the "Offer Price") at which it offers either to purchase all shares held by the other shareholders or to sell all of its own shares to the other shareholders; (ii) the receiving shareholders shall have thirty (30) days to elect, in writing, either to sell all of their shares to the Offering Shareholder at the Offer Price, or to purchase all of the Offering Shareholder's shares at the Offer Price; (iii) if the receiving shareholders fail to make a timely election, they shall be deemed to have elected to sell their shares to the Offering Shareholder; and (iv) the closing of any such purchase and sale shall occur within sixty (60) days of the election, on such terms as the parties may agree or as determined by the arbitrator under Section (c) above. (e) Shareholder Tie on Ordinary Matters. In the event of a tie vote of the shareholders on any matter that is not a Reserved Matter (an "Ordinary Shareholder Tie"), such matter shall be deemed to have failed and may be re-submitted for a vote at the next duly called shareholders' meeting. The Chair of the meeting shall have a casting vote to resolve an Ordinary Shareholder Tie on procedural matters only (such as adjournment, election of a meeting chair, or adoption of meeting rules) but shall have no casting vote on substantive matters.

Section 3.10

A. Ordinary Resolutions. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, and except as provided in Section 3.10(B) below, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof shall be decided by the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. Any such action may also be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee. B. Reserved Matters — Unanimous Board Approval Required. Notwithstanding Section 3.10(A), the following matters (each, a "Reserved Matter") shall require the unanimous affirmative vote of all directors then in office, whether taken at a meeting or by written consent: (i) any issuance, sale, or grant of equity securities of Gridwater, Inc. or any securities convertible into or exercisable for equity securities, including any options, warrants, or rights; (ii) any merger, consolidation, reorganization, or business combination involving Gridwater, Inc., or any acquisition of all or substantially all of the assets or equity of another entity; (iii) any sale, lease, transfer, or other disposition of all or substantially all of the assets of Gridwater, Inc. outside the ordinary course of business; (iv) any amendment to or restatement of the Certificate of Incorporation or these Bylaws; (v) the incurrence of indebtedness or guarantee obligations exceeding two hundred fifty thousand dollars ($250,000) in any single transaction or series of related transactions; (vi) the declaration or payment of any dividend or other distribution to shareholders; (vii) the voluntary dissolution, liquidation, or winding up of

Gridwater, Inc.; (viii) the initiation or settlement of any litigation, arbitration, or other proceeding involving amounts in dispute exceeding one hundred thousand dollars ($100,000) or involving any director, officer, or shareholder of Gridwater, Inc.; (ix) the adoption, amendment, or termination of any equity incentive plan or grant of equity compensation to any officer, director, or employee; (x) any transaction between Gridwater, Inc. and any director, officer, shareholder, or affiliate thereof (a "Related Party Transaction") not previously approved in writing by all directors; and (xi) any change in the authorized number of directors constituting the board of directors. If any Reserved Matter fails to achieve unanimous approval, the deadlock escalation procedures set forth in the "Deadlock on Reserved Matters" provision of these Bylaws shall apply.

Section 3.11

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of Gridwater, Inc., which, to the extent provided in the resolution and applicable law, shall have and may exercise the powers of the board of directors in the management of the business and affairs of Gridwater, Inc. and may authorize the seal of Gridwater, Inc. to be affixed to all papers which may require it. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. At all meetings of committees of the board of directors, such number of members shall be not less than one-half of the total number of the full committee, nor less than two, shall constitute a quorum for the transaction of business and the act of a majority of the members present at any committee meeting at which there is a quorum shall be the act of the committee, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Board   Acting   as   Committees.

Notwithstanding anything to the contrary contained in these Bylaws, any committee charter, or any committee established by the Board of Directors, so long as the Board consists of three (3) or fewer directors, the Board of Directors may, in its discretion, act directly in lieu of any committee, and any action taken by the Board in such capacity shall be deemed to be an action of such committee for all purposes.

Upon the expansion of the Board beyond three (3) directors, the Board may establish standing or special committees in accordance with these Bylaws and applicable committee charters.

COMPENSATION OF DIRECTORS

Section 3.12

The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving Gridwater, Inc. in any other capacity and receiving compensation, therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

NOMINATION OF DIRECTORS

Section 3.13

Subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, nominations for the election of directors may be made by the board of directors or a proxy committee appointed by the board of directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of Gridwater, Inc. not later than

i. with respect to an election of directors at an annual meeting of shareholders, not earlier than the close of business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is advanced more than thirty days or delayed by more than sixty days from such anniversary date, notice by the shareholder must be so delivered not later than the close of business on the seventh day following the day on which notice of such meeting is first given to shareholders, and

ii. with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth:

A. the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

B. a representation that the shareholder is a holder of record of stock of Gridwater, Inc. entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

C. a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

D. such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and

- the consent of each nominee to serve as a director of Gridwater, Inc. if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

PROXY ACCESS FOR DIRECTOR NOMINATIONS

Section 3.14.1 Eligibility

Subject to the terms and conditions of these Bylaws, in connection with an annual meeting of shareholders at which directors are to be elected, Gridwater, Inc. (a) shall include in its proxy statement and on its form of proxy and any ballot distributed at the annual meeting, in addition to any person nominated for election by the board of directors or any committee thereof, the names of, and (b) shall include in its proxy statement the "Additional Information" (as defined below) relating to, a number of nominees specified pursuant to Section 3.14.2(a) for election to the Board of Directors submitted pursuant to this Section 3.14 (each, a "Shareholder Nominee") by an Eligible Shareholder (as defined below), if:

(a) the Shareholder Nominee satisfies the eligibility requirements in this Section 3.14,

(b) the Shareholder Nominee is identified in a timely notice (the "Shareholder Notice") that satisfies this Section 3.14 and is delivered in accordance with this Section 3.14 by a shareholder that qualifies as, or is acting on behalf of, an Eligible Shareholder,

(c) the Eligible Shareholder satisfies the requirements in this Section 3.14 and expressly elects at the time of the delivery of the Shareholder Notice to have the Shareholder Nominee included in Gridwater, Inc.'s proxy materials, and

(d) the additional requirements of these Bylaws are met.

This Section 3.14 is the exclusive method for shareholders to include nominees for director election in Gridwater, Inc.'s proxy materials and does not apply to the ability of shareholders to nominate candidates for director election (that will not be included in Gridwater, Inc.'s proxy materials) pursuant to and in accordance with Section 3.13 of these Bylaws.

Section 3.14.2 Definitions

A. The maximum number of Shareholder Nominees submitted by all Eligible Shareholders appearing in Gridwater, Inc.'s proxy materials with respect to an annual meeting of shareholders pursuant to this Section 3.14 (the "Authorized Number") shall not exceed the greater of (i) two and (ii) twenty percent (20%) of the total number of directors in office as of the last day on which a Shareholder Notice may be delivered pursuant to this Section 3.14 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%); provided that the Authorized Number shall be reduced (i) by any Shareholder Nominee whose name was submitted for inclusion in Gridwater, Inc.'s proxy materials pursuant to this Section 3.14 but whom the Board of Directors decides to nominate as a Board nominee, (ii) but not below one (1), by any directors in office or director nominees that in either case shall be included in Gridwater, Inc.'s proxy materials with respect to the annual meeting as an unopposed (by Gridwater, Inc.) nominee pursuant to an agreement, arrangement or other understanding between Gridwater, Inc. and a shareholder or group of shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of capital stock of Gridwater, Inc., by the shareholder or group of shareholders, from Gridwater, Inc.), and (iii) by any nominees who were previously elected to the Board as Shareholder Nominees at any of the preceding two annual meetings and who are nominated for election at the annual meeting by the Board as a Board nominee. In the event that one or more vacancies for any reason occurs after the date of the Shareholder Notice but before the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Authorized Number shall be calculated based on the number of directors in office as so reduced.

B. To qualify as an "Eligible Shareholder," a shareholder or a group as described in this Section 3.14 must:

(i) Own and have Owned (as defined below), continuously for at least three years as of the date of the Shareholder Notice, a number of shares (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of shares of capital stock of Gridwater, Inc. that are entitled to vote generally in the election of directors) that represents at least three percent (3%) of the outstanding shares of capital stock of Gridwater, Inc. that are entitled to vote generally in the election of directors as of the date of the Shareholder Notice (the "Required

Shares"), and (ii) thereafter continue to Own the Required Shares through such annual meeting of shareholders.

For purposes of satisfying the ownership requirements of this Section 3.14.2(b), a group of not more than twenty shareholders and/or beneficial owners may aggregate the number of shares of capital stock of Gridwater, Inc. that are entitled to vote generally in the election of directors that each group member has individually Owned continuously for at least three years as of the date of the Shareholder Notice if all other requirements and obligations for an Eligible Shareholder set forth in this Section 3.14 are satisfied by and as to each shareholder or beneficial owner comprising the group whose shares are aggregated. No shares may be attributed to more than one Eligible Shareholder, and no shareholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as or constitute more than one Eligible Shareholder under this Section 3.14. A group of any two or more funds shall be treated as only one shareholder or beneficial owner for this purpose if they are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) part of a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended. For purposes of this Section 3.14, the term "affiliate" or "affiliates" shall have the meanings ascribed thereto under the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

C. For purposes of this Section 3.14:

    i. A shareholder or beneficial owner is deemed to "Own" only those outstanding shares of capital stock of Gridwater, Inc. that are entitled to vote generally in the election of directors as to which the person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, except that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such person in any transaction that has not been settled or closed, (2) borrowed by the person for any purposes or purchased by the person pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by the person, whether the instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of capital stock of Gridwater, Inc. that are entitled to vote generally in the election of directors, if the instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person's full right to vote or direct the voting of the shares, and/or (y) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of the shares by the person. The terms "Owned," "Owning" and other variations of the word "Own," when used with respect to a shareholder or beneficial owner, have correlative meanings. For purposes of clauses (1) through (3), the term "person" includes its affiliates.

ii.   A shareholder or beneficial owner "Owns" shares held in the name of a nominee or other intermediary so long as the person retains both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in the shares. The person's Ownership of shares is deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the shareholder.

iii. A shareholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned the shares if the person has the power to recall the loaned shares on not more than five business days' notice.

D. For purposes of this Section 3.14, the "Additional Information" referred to in Section 3.14.1 that Gridwater, Inc. will include in its proxy statement is:

i.   the information set forth in the Schedule 14N provided with the Shareholder Notice concerning each Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in Gridwater, Inc.'s proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

ii. if the Eligible Shareholder so elects, a written statement of the Eligible Shareholder (or, in the case of a group, a written statement of the group), not to exceed 500 words, in support of each of the Eligible Shareholder's Nominee(s), which must be provided at the same time as the Shareholder Notice for inclusion in Gridwater, Inc.'s proxy statement for the annual meeting (the "Statement").

Notwithstanding anything to the contrary contained in this Section 3.14, Gridwater, Inc. may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 3.14 shall limit Gridwater, Inc.'s ability to solicit against and include in its proxy materials its own statements relating to any Eligible Shareholder or Shareholder Nominee.

Section 3.14.3 Shareholder Notice and Other Informational Requirements

(a) The Shareholder Notice shall set forth all information, representations and agreements required under Sections 2.10(c)(ii) through (c)(iv) and Section 3.15(b), including, but not limited to, the information required with respect to (i) any nominee for election as a director under this Section 3.14, (ii) any shareholder giving notice under Section 2.10(c), and (iii) any shareholder, beneficial owner or control person (as defined in Section 2.10(c)(iii)) on whose behalf the nomination is made under this Section 3.14, and references to "business" in Sections 2.10(c)(ii) through (c)(iv) shall be deemed to refer to the nomination under this Section 3.14. In addition, such Shareholder Notice shall include:

    i. a copy of the Schedule 14N that has been or concurrently is filed with the Securities and Exchange Commission under the Exchange Act,

    ii. a written statement of the Eligible Shareholder (and in the case of a group, the written statement of each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (A) setting forth and certifying to the number of shares of capital stock of Gridwater, Inc. that are entitled to vote generally in the election of directors the Eligible Shareholder Owns and has Owned (as defined in Section 3.14.2(c) of these Bylaws) continuously for at least three years as of the date of the Shareholder Notice, and (B) agreeing to continue to Own such shares through the annual meeting,

    iii. the written agreement of the Eligible Shareholder (and in the case of a group, the written agreement of each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to Gridwater, Inc., setting forth the following additional agreements, representations, and warranties:

        a. it shall provide (1) within five business days after the date of the Shareholder Notice, one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Shareholder Owns, and has Owned continuously in compliance with this Section 3.14, (2) within five business days after the record date for the annual meeting both the information required under Section 2.10(c)(iii)(A) and verifying the Eligible Shareholder's continuous Ownership of the Required Shares, in each case, as of such date, and (3) immediate notice to Gridwater, Inc. if the Eligible Shareholder ceases to own any of the Required Shares prior to the annual meeting,

b. it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at Gridwater, Inc., and does not presently have this intent, (2) has not nominated and shall not nominate for election to the Board at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 3.14, (3) has not engaged and shall not engage in, and has not been and shall not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation (within the meaning of Exchange Act Rule 14a-1(l)) in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or any nominee(s) of the Board, and (4) shall not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by Gridwater, Inc., and

c. it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of Gridwater, Inc. or out of the information that the Eligible Shareholder provided to Gridwater, Inc., (2) indemnify and hold harmless Gridwater, Inc. and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against Gridwater, Inc. or any of its directors, officers or employees arising out of the nomination or solicitation process pursuant to this Section 3.14, (3) comply with all laws, rules, regulations and listing standards applicable to its nomination or any solicitation in connection with the annual meeting, (4) file with the Securities and Exchange

Commission any solicitation or other communication by or on behalf of the Eligible Shareholder relating to Gridwater, Inc.'s annual meeting of shareholders, one or more of Gridwater, Inc.'s directors or director nominees or any Shareholder Nominee, regardless of whether the filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for the materials under Exchange Act Regulation 14A, and (5) at the request of Gridwater, Inc., promptly, but in any event within five business days after such request (or by the day prior to the day of the annual meeting, if earlier), provide to Gridwater, Inc. such additional information as reasonably requested by Gridwater, Inc., and

iv. in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination, and the written agreement, representation, and warranty of the Eligible Shareholder that it shall provide, within five business days after the date of the Shareholder Notice, documentation reasonably satisfactory to Gridwater, Inc. demonstrating that the number of shareholders and/or beneficial owners within such group does not exceed twenty, including whether a group of funds qualifies as one shareholder or beneficial owner within the meaning of Section 3.14.2(b).

v. the election of the Shareholder Nominee to the Board would cause Gridwater, Inc. to violate the Certificate of Incorporation of the Corporation, these Bylaws, or any applicable law, rule, regulation or listing standard, or

vi. if the Eligible Shareholder at any time fails to continuously Own the Required Shares from the date of the Shareholder Notice through the annual meeting.

All information provided pursuant to this Section 3.14.3

A. Shall be deemed part of the Shareholder Notice for purposes of this Section 3.14.

B. To be timely under this Section 3.14, the Shareholder Notice must be delivered by a shareholder to the Secretary of Gridwater, Inc. at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.10(f) above) on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date (as stated in Gridwater, Inc.'s proxy materials) the definitive proxy statement was first released to shareholders in connection with the preceding year's annual meeting of shareholders; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the previous year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the Shareholder Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in Section 2.10(f) above) of the date of such meeting is first made by Gridwater, Inc.. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of the Shareholder Notice as described above.

C. Within the time period for delivery of the Shareholder Notice, all written and signed representations and agreements required pursuant to Section 3.15(a)(i), including consent to serving as a director if elected and to being named in Gridwater, Inc.'s proxy statement and form of proxy as a nominee, shall be delivered to the secretary at the principal executive offices of Gridwater, Inc.. The Shareholder Nominee must submit all completed and signed questionnaires required of Gridwater, Inc.'s nominees pursuant to Section 3.15(a)(ii) and provide to Gridwater, Inc. such other information as it may reasonably request. The questionnaires and any additional information requested by Gridwater, Inc. shall be provided to Gridwater, Inc. promptly upon request, but in any event within five business days after such request (or, in the case of other information, by the day prior to the day of the Annual Meeting, if earlier). Gridwater, Inc. may request such additional information as necessary to permit the Board to determine if each Shareholder Nominee satisfies the requirements of this Section 3.14 or if each Shareholder Nominee is independent under any applicable listing standards, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the board of directors in determining and disclosing the independence of Gridwater, Inc.'s directors.

D. In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominees to Gridwater, Inc. or its shareholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit Gridwater, Inc.'s right to omit a Shareholder Nominee from its proxy materials as provided in this Section 3.14.

Section 3.14.4 Proxy Access Procedures

A. Notwithstanding anything to the contrary contained in this Section 3.14, Gridwater, Inc. may omit from its proxy materials any Shareholder Nominee, and such nomination shall be disregarded and no vote on such Shareholder Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by Gridwater, Inc., if:

B. the Eligible Shareholder (and in the case of a group, any shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) or Shareholder Nominee breaches any of its agreements, representations or warranties set forth in the Shareholder Notice or otherwise submitted pursuant to this Section 3.14, any of the information in the Shareholder Notice or otherwise submitted pursuant to this Section 3.14 was not, when provided, true, correct and complete, or the Eligible Shareholder (and in the case of a group, any shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) or applicable Shareholder Nominee otherwise fails to comply with its obligations pursuant to these Bylaws, including, but not limited to, its obligations under this Section 3.14,

C. the Shareholder Nominee (A) is not independent under any applicable listing standards, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of Gridwater, Inc.'s directors, (B) is or has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended, (C) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past ten years or (D) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

D. Gridwater, Inc. has received a notice (whether or not subsequently withdrawn) that a shareholder intends to nominate any candidate for election to the Board pursuant to the advance notice requirements for shareholder nominees for director in Section 3.13,

E. An Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in Gridwater, Inc.'s proxy materials pursuant to this Section 3.14 shall rank such Shareholder Nominees based on the order that the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in Gridwater, Inc.'s proxy materials and include such assigned rank in its Shareholder Notice submitted to Gridwater, Inc.. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 3.14 exceeds the Authorized Number, the Shareholder Nominees to be included in Gridwater, Inc.'s proxy materials shall be determined in accordance with the following provisions: one Shareholder Nominee who satisfies the eligibility requirements in this Section 3.14 shall be selected from each Eligible Shareholder for inclusion in Gridwater, Inc.'s proxy materials until the Authorized Number is reached, going in order of the amount (largest to smallest) of shares of Gridwater, Inc. each Eligible Shareholder disclosed as Owned in its Shareholder Notice submitted to Gridwater, Inc. and going in the order of the rank (highest to lowest) assigned to each Shareholder Nominee by such Eligible Shareholder. If the Authorized Number is not reached after one Shareholder Nominee who satisfies the eligibility requirements in this Section 3.14 has been selected from each Eligible Shareholder, this selection process shall continue as many times as necessary, following the same order each time, until the Authorized Number is reached. Following such determination, if any Shareholder Nominee who satisfies the eligibility requirements in this Section 3.14 thereafter is nominated by the Board, thereafter is not included in Gridwater, Inc.'s proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Shareholder's or Shareholder Nominee's failure to comply with this Section 3.14), no other nominee or nominees shall be included in Gridwater, Inc.'s proxy materials or otherwise submitted for election as a director at the applicable annual meeting in substitution for such Shareholder Nominee.

F. Any Shareholder Nominee who is included in Gridwater, Inc.'s proxy materials for a particular annual meeting of shareholders but withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Shareholder Notice) shall be ineligible to be a Shareholder Nominee pursuant to this Section 3.14 for the next two annual meetings.

G. Notwithstanding the foregoing provisions of this Section 3.14, unless otherwise required by law, if the shareholder delivering the Shareholder Notice (or a qualified representative of the shareholder, as defined in Section 2.10(e)) does not appear at the annual meeting of shareholders of Gridwater, Inc. to present its Shareholder Nominee or Shareholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Shareholder Nominee or Shareholder Nominees may have been received by Gridwater, Inc.. Without limiting the Board's power and authority to interpret any other provisions of these Bylaws, the Board (and any other person or body authorized by the Board) shall have the power and authority to interpret this Section 3.14 and to make any and all determinations necessary or advisable to apply this Section 3.14 to any persons, facts or circumstances, in each case acting in good faith.

Section 3.15 (a)   To be eligible to be a nominee for election or re-election as a director of Gridwater, Inc. under Section 3.14 of these Bylaws, a person must deliver to the secretary of Gridwater, Inc. at the principal executive offices of Gridwater, Inc. the following information:

i.   a written representation and agreement, which shall be signed by such person and pursuant to which such person shall represent and agree that such person: (A) consents to serving as a director if elected and (if applicable) to being named in Gridwater, Inc.'s proxy statement and form of proxy as a nominee, and currently intends to serve as a director for the full term for which such person is standing for election; (B) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how the person, if elected as a director, will act or vote on any issue or question that has not been disclosed to Gridwater, Inc. in such representation; or (2) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than Gridwater, Inc.

with respect to any direct or indirect compensation or other payment (including reimbursement or indemnification) in connection with service or action as a director or nominee that has not been disclosed to Gridwater, Inc. in such representation; and (D) if elected as a director, will comply with all of Gridwater, Inc.'s corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Gridwater, Inc. policies and guidelines applicable to directors (which will be provided to such person promptly following a request therefor); and

ii.   all completed and signed questionnaires required of Gridwater, Inc.'s directors (which will be provided to such person promptly following a request therefor).

- For any shareholder providing notice of such shareholder's intention to nominate a director pursuant to Section 3.14 of these Bylaws, such Shareholder's Notice shall set forth:

(i) as to each person whom the shareholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14 under the Exchange Act; and

(ii) as to the shareholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made, as to such beneficial owner, and if such shareholder or beneficial owner is an entity, as to each control person, (as defined in Section 2.10(c)(iii) above): a representation as to whether the shareholder or the beneficial owner, if any, on whose behalf the nomination is proposed, will engage in a solicitation with respect to the nomination and, if so, the name of each participant (as defined in Item 4 of Exchange Act Schedule 14A) in such solicitation (within the meaning of Exchange Act Rule 14a-1(l)) and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of shares representing at least 50% of the voting power of all the shares of Gridwater, Inc. entitled to vote generally in the election of directors.

ARTICLE IV

NOTICES

Section 4.1

Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by any means not prohibited by the provisions of the statutes, including by mail, electronic transmission (including through the internet or similar system) or other means. If given in writing, by mail, addressed to such director or shareholder at his or her address as it appears on the records of Gridwater, Inc., with postage thereon prepaid, such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail, and if given by electronic transmission, such notice shall be deemed to be given as provided in the State of Texas. Without limiting the foregoing, notice may be provided to directors by telecopier or telegram.

Section 4.2

Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V

OFFICERS

Section 5.1

The officers of Gridwater, Inc. shall consist of a president, a secretary, a treasurer, and, if deemed necessary, expedient, or desirable by the board of directors, a chairman of the board of directors, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, one or more executive vice presidents, senior vice presidents, vice presidents, assistant vice presidents, assistant secretaries, assistant treasurers and such other officers with such titles as the resolution of the board of directors choosing them shall designate. Except as may otherwise be provided in the resolution of the board of directors choosing him or her, no officer (other than the chairman of the board of directors, if any) need be a director of Gridwater, Inc.. Any number of offices may be held by the same person as the directors may determine.

Section 5.2

Corporate officers shall be appointed at the first board of directors' meeting held after the annual shareholders' meeting and at such other meetings as the board may determine.

Section 5.3

Corporate officers shall serve for such terms and shall have such duties and powers as may be designated in the Bylaws or by the board of directors.

Section 5.4

Corporate officers shall hold office until a successor is elected and qualified or until their earlier resignation or removal from office. Any officer may resign at any time upon written notice to Gridwater, Inc.. Corporate officers may be removed at any time by majority vote of the board of directors. Vacancies in corporate offices may be filled by the board of directors.

THE CHAIRMAN OF THE BOARD

Section 5.5

The chairman of the board shall preside at all meetings of shareholders and the board.

Section 5.6   [Reserved]

THE PRESIDENT

Section 5.7

The president shall have general and active supervision of the business of Gridwater, Inc. and shall see that all orders and resolutions of the board of directors are carried into effect and shall be responsible to the chairman, as well as to the board of directors for the execution of such duties and powers. The president shall, in the absence or inability to act of the chairman of the board, assume and carry out all responsibilities set forth with respect to such chairman.

Section 5.8

He or she shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of Gridwater, Inc., except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of Gridwater, Inc..

THE VICE PRESIDENTS

Section 5.9

Executive vice presidents, senior vice presidents, vice presidents, and assistant vice presidents shall have duties and powers as the board of directors may designate.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 5.10

The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of Gridwater, Inc. and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of Gridwater, Inc. and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of Gridwater, Inc. and to attest the affixing by his or her signature.

Section 5.11

The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER, ASSISTANT TREASURERS AND CONTROLLER

Section 5.12

The treasurer shall have the custody of the Corporate funds and securities and shall deposit all monies and other valuable effects in the name and to the credit of Gridwater, Inc. in such depositories as may be designated by the board of directors.

Section 5.13

The treasurer shall have the authority to invest the normal funds of Gridwater, Inc. in the purchase and acquisition and to sell and otherwise dispose of these investments upon such terms as he or she may deem desirable and advantageous, and shall, upon request, render to the president and the directors an accounting of all such normal investment transactions.

Section 5.14

He or she shall disburse the funds of Gridwater, Inc. as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his or her transactions as treasurer and of the financial condition of Gridwater, Inc..

Section 5.15

If required by the board of directors, he or she shall give Gridwater, Inc. a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his or her office and for the restoration to Gridwater, Inc., in case of his or her death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his or her possession or under his or her control belonging to Gridwater, Inc..

Section 5.16

The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 5.17

The controller shall keep Gridwater, Inc.'s accounting records and shall prepare accounting reports of the operating results as required by the board of directors and governmental authorities.

Section 5.18

The controller shall establish systems of internal control and accounting procedures for the protection of Gridwater, Inc.'s assets and funds.

ARTICLE VI

CERTIFICATES OF STOCK

Section 6.1

The interest of holders of stock in Gridwater, Inc. shall be evidenced by certificates for shares of stock in such form as the appropriate officers of Gridwater, Inc. may from time to time prescribe; provided, that the board of directors may provide by resolution or resolutions that all or some of all classes or series of the stock of Gridwater, Inc. shall be represented by uncertificated shares. Notwithstanding the adoption of such a resolution by the board of directors of Gridwater, Inc., every holder of stock represented by a certificate and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by two authorized officers of Gridwater, Inc., including but not limited to, the chairman of the board of directors, the president, a vice president, the secretary, an assistant secretary, the treasurer or an assistant treasurer of Gridwater, Inc., representing the number of shares owned by him or her in Gridwater, Inc. registered in certificated form. All certificates shall also be signed by a transfer agent and by a registrar. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.2

All signatures which appear on the certificate may be facsimile including, without limitation, signatures of officers of Gridwater, Inc. or the signatures of the stock transfer agent or registrar. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by Gridwater, Inc. with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 6.3

If Gridwater, Inc. shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences, and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which Gridwater, Inc. shall issue to represent such class or series of stock; provided, however, that except as otherwise provided in the State of Texas, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which Gridwater, Inc. shall issue to represent such class or series of stock, a statement that Gridwater, Inc. will furnish without charge, to each shareholder who so requests, the designations, preferences, and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights.

LOST CERTIFICATES

Section 6.4

The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by Gridwater, Inc. alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative to advertise the same in such manner as it shall require and/or to give Gridwater, Inc. a bond in such sum as it may direct as indemnity against any claim that may be made against Gridwater, Inc. with respect to the certificate alleged to have been lost, stolen, or destroyed.

TRANSFERS OF STOCK

Section 6.5

The shares of the stock of Gridwater, Inc. represented by certificates shall be transferred on the books of Gridwater, Inc. by the holder thereof in person or by his or her attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as Gridwater, Inc. or its agents may reasonably require. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares such uncertificated shares shall be canceled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of Gridwater, Inc.. Within a reasonable time after the issuance or transfer of uncertificated stock, Gridwater, Inc. shall send or cause to be sent to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Texas Law or, unless otherwise provided by Texas Law, a statement that Gridwater, Inc. will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

FIXING RECORD DATE

Section 6.6

In order that Gridwater, Inc. may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

REGISTERED SHAREHOLDERS

Section 6.7

Gridwater, Inc. shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 7.1

Dividends upon the capital stock of Gridwater, Inc., subject to the provisions of the Certificate of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 7.2

Before payment of any dividend, there may be set aside out of any funds of Gridwater, Inc. available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of Gridwater, Inc., or for such other purpose as the directors shall think conducive to the interest of Gridwater, Inc., and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 7.3

The board of directors shall present at each annual meeting and at any special meeting of the shareholders when called for by vote of the shareholders a full and clear statement of the business and condition of Gridwater, Inc..

CHECKS

Section 7.4

All checks or demands for money and notes of Gridwater, Inc. shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 7.5

The fiscal year of Gridwater, Inc. shall be fixed by resolution of the board of directors.

SEAL

Section 7.6

The corporate seal shall have inscribed thereon the name of Gridwater, Inc., the year of its organization, and the words "Corporate Seal, Texas". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION OF OFFICERS, ETC.

Section 7.7

A. Each person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding") (other than an action by or in the right of Gridwater, Inc.) by reason of the fact that such person is or was a director, officer or employee of Gridwater, Inc., or is or was serving at the request of Gridwater, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged activity in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Gridwater, Inc. to the fullest extent authorized by Texas Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Gridwater, Inc. to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person in connection with such proceeding; provided that, (i) except with respect to proceedings to enforce rights to indemnification, Gridwater, Inc. shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors, and (ii) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Gridwater, Inc., and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Gridwater, Inc., and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

B. Gridwater, Inc. shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Gridwater, Inc. to procure a judgment in its favor by reason of the fact that such person is or was a director, officer or employee of Gridwater, Inc., or is or was serving at the request of Gridwater, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Gridwater, Inc. and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Gridwater, Inc. unless and only to the extent that the State of Texas or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

C. To the extent that a director, officer or employee of Gridwater, Inc. has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section 7.7, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. For purposes of determining the reasonableness of any such expenses, a certification to such effect by any member of the Bar of the State of Texas, which member of the Bar may have acted as counsel to any such director, officer or employee, shall be binding upon Gridwater, Inc. unless Gridwater, Inc. establishes that the certification was made in bad faith.

D. Any indemnification under subsections (a) and (b) of this Section 7.7 (unless ordered by a court) shall be made by Gridwater, Inc. only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because any such person has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section 7.7. Such determination shall be made (i) by the board of directors, by a majority vote of directors who were not parties to such action, suit or proceeding, or (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the shareholders.

E. Expenses (including attorneys' fees) incurred by an officer, director or employee of Gridwater, Inc. in defending any civil, criminal, administrative or investigative action, suit or proceeding, shall be paid by Gridwater, Inc. in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount if it shall ultimately be determined that any such person is not entitled to be indemnified by Gridwater, Inc. as authorized by this Section 7.7. Notwithstanding the foregoing, no advance shall be made by Gridwater, Inc. if a determination is reasonably and promptly made by a majority vote of those directors who are not parties to such action, suit or proceeding, or, if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, that, based upon the facts known to such directors or counsel at the time such determination is made, such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or, with respect to any criminal proceeding, that such person had reasonable cause to believe his or her conduct was unlawful.

F. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Section 7.7 shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

G. Gridwater, Inc. may but shall not be required to purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of Gridwater, Inc., or is or was serving at the request of Gridwater, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person's status as such, whether or not Gridwater, Inc. would have the power to indemnify such person against such liability under this Section 7.7. Gridwater, Inc. may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

H. For purposes of this Section 7.7, references to "Gridwater, Inc." shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees, so that any person who is or was a director, officer or employee of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 7.7 with respect to the resulting or surviving corporation as such person would have had with respect to such constituent corporation if its separate existence had continued.

I. For purposes of this Section 7.7, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of Gridwater, Inc." shall include any service as a director, officer or employee of Gridwater, Inc. which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of Gridwater, Inc." as referred to in this Section 7.7.

J. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 7.7 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

K. This Section 7.7 shall be interpreted and construed to accord, as a matter of right, to any person who is or was a director, officer or employee of the Corporation or is or was serving at the request of Gridwater, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, the full measure of indemnification and advancement of expenses permitted by the State of Texas.

L. Any costs incurred by any person in enforcing the provisions of this Section 7.7 shall be an indemnifiable expense in the same manner and to the same extent as other indemnifiable expenses under this Section 7.7.

M. No amendment, modification or repeal of this Section 7.7 shall have the effect of or be construed to limit or adversely affect any claim or right to indemnification or advancement of expenses made by any person who is or was a director, officer or employee of this Corporation with respect to any state of facts which existed prior to the date of such amendment, modification or repeal, whether or not Gridwater, Inc. has been notified of such claim, or such right has been asserted, prior to such date. Accordingly, any amendment, modification or repeal of this Section 7.7 shall be deemed to have prospective application only and shall not be applied retroactively.

BOOKS AND RECORDS

Section 7.8

No shareholder shall have any right of inspecting any account, or book, or paper or document of Gridwater, Inc., except as conferred by law or by resolution of the board of directors.

Section 7.9

The accounts, books, papers and documents of Gridwater, Inc. shall be kept at the principal office of Gridwater, Inc. or at such other place or places as may be required by law or designated by resolution of the board of directors.

ARTICLE VIII

BYLAW AMENDMENTS

Section 8.1

Subject to the provisions of the Certificate of Incorporation, these Bylaws may be altered, amended or repealed at any regular meeting of the shareholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at such meeting; provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Texas, the Certificate of Incorporation and these Bylaws, the board of directors may by majority vote of those present at any meeting at which a quorum is present amend these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of Gridwater, Inc., except that the final sentence of Section 3.2 and Section 3.3 of Article III, Section 3.10(B) (Reserved Matters) and the Deadlock on Reserved Matters provisions of Article III, and Articles VIII and IX of the Bylaws may be amended only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the shares of Gridwater, Inc. entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX

SHAREHOLDER ACTION

Section 9.1

Any action required or permitted to be taken by the shareholders of Gridwater, Inc. must be effected at a duly called annual or special meeting of such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of shareholders of Gridwater, Inc. may be called only by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

END OF BYLAWS

ACTION BY INCORPORATOR

Effective Date: January 1st 2026

The undersigned, Water on Demand LLC, being the sole incorporator of Gridwater, Inc. (the "Corporation"), according to the governing laws of the State of Texas, does hereby take the following action:

The undersigned hereby elects the following persons to be directors of the corporation to serve until the first annual meeting of stockholders or until their successors are elected and qualified:

- {{Name_of_Board_Manager_1__c}}
- {{Name_of_Board_Member_2__c}}

- {{Name_of_Board_Member_3__c}}

As of the Effective Date, the undersigned hereby waives all right, title and interest in and to any stock or property of the Corporation and any right in the management thereof arising out of or connected with performing duties as incorporator.

_____

{{Primary_Contact__c}}

Sponsor

_____

{{Formation_Date__c}}

BOARD RESOLUTION OF GRIDWATER, INC. ADOPTED ON 01/01/2026

The undersigned, being all the directors of Gridwater, Inc., hereby sign the following amended resolutions:

RESOLVED THAT:

A. The financial statements of the company for the fiscal year ended [MONTH AND DAY], prepared by [ACCOUNTANT'S NAME], Chartered Accountants, under their comments dated [DATE], are approved which approval shall be evidenced by signature of the balance sheet.

OR

B. The financial statements of the company for the fiscal year ended [MONTH AND DAY], prepared by [AUDITORS' NAMES], under their audit report dated [DATE], are approved, which approval shall be evidenced by signature of the balance sheet.

C. The approved financial statements are placed before the annual meeting of shareholders of the company.

D. [ACCOUNTANTS] are appointed the accountants of the company for the current fiscal year.

E. By-Law No. [NUMBER] is passed as a by-law of the company to be placed before a meeting of shareholders of the company for confirmation.

F. The application to amend the Articles of Incorporation [OR LETTERS PATENT] of the company in the draft form appended as Schedule A to these resolutions is approved to be placed before a meeting of shareholders of the company for confirmation.

G. The company sells substantially all its assets to [PURCHASER NAME] in accordance with the draft agreement of purchase and sale appended as Schedule A to these resolutions.

H. [CHAIRMAN NAME] is elected as Chairman of the Board of Directors.

I. A dividend of [AMOUNT] per share is declared on the issued [CLASS NAME] shares of the company held by the [CLASS NAME] shareholders of record as of this date.

J. The salary of the [OFFICER] of the company is fixed at [AMOUNT] per annum effective [DATE].

K. The company executes the [CONTRACT/INSTRUMENT] in the draft form appended as Schedule A to these resolutions.

L. The transfer of [NUMBER AND CLASS OF SHARES] from [TRANSFEROR NAME] to [TRANSFEREE NAME] is approved.

M. The address of the head office [OR REGISTERED] of the company is changed to [YOUR COMPLETE ADDRESS].

_____   _____

[DIRECTOR NAME]   [DIRECTOR NAME]

GRIDWATER, INC.

CODE OF ETHICS & BUSINESS CONDUCT

Table of Contents

Introduction

Gridwater, Inc. has established guidelines for business conduct that flow from our purpose, core values, and principles. These key elements are of the utmost importance for the proper conduct and respect for all individuals in the quest for common prosperity.

Gridwater, Inc. depends on the character of its people. That character is reflected in our core values which include attracting and recruiting quality, knowledgeable, honest people with leadership skills and a passion for doing their best. We respect our colleagues, customers, suppliers, and consumers and strive to treat them with the utmost respect. We have confidence in each other's capabilities and intentions.

Any reference to Gridwater, Inc. **or the Company is understood to be a reference to Gridwater, Inc. a Texas Corporation and its subsidiaries.**

Statement of Policy

We all must:

- Know and follow the Code of Conduct (the Code).
- Know and comply with the requirements and expectations that apply to our jobs.
- Take responsibility for our own conduct.
- Report violations of law or the Code.
- Cooperate with any investigation of a potential ethics or business conduct violation.
- Help Gridwater, Inc. meet its commitments to shareholders.
- Help safeguard the Company's reputation for integrity in our business dealings.
- Seek assistance when we have questions about Gridwater, Inc.'s business conduct or when faced with a challenging ethical situation.
- Never act unethically, even if directed by another person to do so.
- Retain a copy of this Code for easy reference.

The following principles flow from our purpose and core values:

1. We show respect for all individuals.
2. The interests of Gridwater, Inc. and the fund's investors are inseparable. We believe that doing what is right for the business with integrity will lead to mutual success for both the Gridwater, Inc. and the individual.
3. We strategically focus on our work.
4. We are focused on understanding the consumers and their needs.
5. We encourage and expect outstanding technical mastery as well as implementation excellence.
6. We strive to be and do the best in all areas of strategic importance to the company.
7. We work together with confidence and trust, and we build positive relationships with all the parties who contribute to fulfilling our corporate purpose, including customers and suppliers.

Gridwater, Inc. is committed to complying with all laws and regulations where we conduct our business activities. The Company expects every employee to know the laws and policies that apply to their activities, and to conduct them with uncompromising honesty and integrity.

Some business activity is not governed by any law, and some laws and regulations set standards far below the expectations of our company. In these situations, an employee should be able to answer "yes" to the following questions before taking action:

- Is this action the "right thing to do"?
- Would this action withstand public scrutiny?
- Will this action uphold Gridwater, Inc.'s reputation as an ethical Company?

If the answers are not an unqualified "yes," we will not do it.

No corporate code can cover every possible question of business conduct. When in doubt, ask before you act.

Compliance with Laws & Gridwater, Inc. Business Conduct Policies

Gridwater, Inc. employees are expected and directed to comply with all laws and all Company business conduct policies relating to their business activities.

It is also each employee's responsibility to know and understand legal and policy requirements as they apply to their job and to notify management when they believe a violation of law or Gridwater, Inc.'s policies has occurred.

Accuracy of Gridwater, Inc. Records

Each employee must help maintain the integrity of Gridwater, Inc.**'s financial records.**
No Code can review the extensive accounting requirements which Gridwater, Inc. must fulfill. The Gridwater, Inc.'s business records are depended upon to produce reliable and accurate reports to management, shareholders, creditors, governmental entities, and others. Thus, all official records of the conduct of the [Company]'s business must be accurate, honest, and complete, without any restriction or qualification of any kind. This means the accuracy of any records involves both factual documentation and ethical evaluation or appraisal.

All Gridwater, Inc.'s operations must comply with all local and national laws relating to the accurate and complete maintenance of Gridwater, Inc. financial books and records.

Employees are expected to be honest, objective and loyal in the performance of record keeping responsibilities. However, because loyalty includes never knowingly being a part of any illegal or unethical activity, there is no excuse for a deliberately false or misleading Gridwater, Inc. record.

While only a few Gridwater, Inc. employees maintain actual accounting records, many Gridwater, Inc. employees help keep the company's records. Whether you track hours worked for billing to outside sources, use business expense accounts or participate in the company's official records, accurate documentation is critical. Employees may not participate in any misstatement of Gridwater, Inc.'s accounts. At the same time, no circumstances justify the maintenance of "off-the-books" accounts to facilitate questionable or illegal payments. All contracts under which funds are disbursed shall accurately state the purposes for which these funds are paid and shall not be misleading.

Securities Trading Policies

Never trade securities on the basis of confidential information acquired at the workplace!
Insider trading is a serious crime. The offense may occur when, for example, a person trades stock while in possession of material, non-public information about the Gridwater, Inc. involved.

Material information is any information that an investor would reasonably consider important in making investment decisions. Examples include knowledge of acquisitions or divestitures, new product launches or financial information. Information is "non-public" if it has not been released to and absorbed by the investing public. An individual convicted of insider trading may face criminal penalties of up to ten years in prison and/or a $1,000,000 fine.

To ensure fairness and integrity in financial markets and to avoid insider trading penalties, we do not trade in Gridwater, Inc. securities or those of any Company on the basis of material, non-public information acquired through our employment. In addition, non-public inside-information about Gridwater, Inc. must not be communicated without a legitimate business reason and proper leadership authorization.

All employees must also read and comply with the Gridwater, Inc.'s "Policy Statement on Confidential Information and Securities Trading by Personnel" provided separately from this Code of Conduct.

Insider trading law is far from clear. An employee who is unsure how the law applies in a given instance, should ask before he or she trades. All questions should be referred to our General Counsel.

Contact with Government Officials

Gridwater, Inc.'s policy is to comply with all applicable laws, rules and regulations relating to lobbying or attempting to influence government officials.

Bribery, kickbacks and other improper payments have no place in our business. In addition, information provided to governments must be accurate and interactions with government officers must be honest and ethical. All activities that might constitute lobbying or attempts to influence government officials must be reviewed first with legal counsel.

If your job involves business with foreign, national, state or local government, you must know the rules applicable to your job. If you are in doubt, do not make the mistake of interpreting rules by yourself. Discuss the matter with your supervisor or other management of the Gridwater, Inc..

Conflicts of Interest

Avoid any situation in which your personal interests conflict with Gridwater, Inc.'s interests.

Conflicts may arise when an employee, officer or director, or a member of his or her immediate family, receives improper personal benefits as a result of the person's position with the Company. Each employee owes Gridwater, Inc. a duty of loyalty. For that reason, all employees must exercise great care any time their personal interests conflict with Gridwater, Inc.'s interests.

Gridwater, Inc. employees are free to engage in outside activities of their own free choice. It is important, however, that such activity does not adversely affect the conduct of Gridwater, Inc.'s business, involve misuse of company position or resources, divert for personal gain any business opportunity from which Gridwater, Inc. may profit, or constitute a potential source of discredit to the Gridwater, Inc. name.

The following is a list of prohibited conflicts of interest:

- Consulting with or employment in any capacity by a competitor, supplier or customer of Gridwater, Inc..
- Having a substantial equity, debt, or other financial interest in any competitor, supplier or customer.
- Having a financial interest in any transaction involving the purchase or sale by Gridwater, Inc. of any product, material, equipment, services or property.
- Misusing Gridwater, Inc.'s confidential proprietary information, including the unauthorized disclosure or use of such information.
- Using materials, equipment or other assets of Gridwater, Inc. for any unauthorized or undisclosed purpose.

- ■ Receiving loans or guarantees of obligations from the Company without Board of Directors' authorization.
- ■ The Company policy regarding possible conflict of interest is based on the principle that an employee's decisions in the business must be made solely in the best interests of Gridwater, Inc.. To reach that decision, an employee should avoid influence from personal or family considerations which might affect his or her judgment as to what is in the best interests of Gridwater, Inc..

Political Contributions & Related Policies

Generally Gridwater, Inc.'s funds or resources may not be used to make a political contribution to any political candidate or political party anywhere in the world.

Exceptions to the basic policy are allowed only where such contributions are permitted by law and permission granted in advance by the Company's Chief Executive Officer. Company policies do not permit the use of any Company facilities or resources by employees for political campaigning, political fundraising or partisan political purposes. A decision by an employee to contribute any personal time, money or other resources to a political campaign or political activity must be totally voluntary.

Transacting International Business

Managers and employees of Gridwater, Inc. and any affiliates doing business around the world abide by special laws and regulations which apply to the import and export of products and technical data, as well as the conduct of business with non-U.S. entities.
We also comply with anti-boycott and international embargo regulations in all locations where Gridwater, Inc. does business. The U.S. Foreign Corrupt Practices Act prohibits payments, gifts or contributions to officials or employees of any foreign government or government-owned business for the purpose of getting or retaining business. In addition, the U.S. Foreign Corrupt Practices Act requires Gridwater, Inc. to maintain accurate and complete financial books and records.

Business Courtesies & Gratuities

We do not offer or accept kickbacks or bribes, or gifts of substantial value.

Gridwater, Inc. employees may only exchange non-monetary and generally modestly-valued gifts that promote goodwill with our business partners and do not improperly influence others. We will accept only approved and widely available discounts. We will not encourage, accept or exchange gratuities or payments for providing specific services.

Business courtesies and gratuities include but are not limited to gifts, meals, cocktails, discounts, hospitality, entertainment, recreation, promotional items, transportation and any tangible or intangible "item of value" for which the recipient does not pay fair market value.

Gridwater, Inc. employees may give or receive courtesies in company-related business dealings with customers or suppliers provided the following guidelines are met:

- They do not violate the law, regulations, reasonable customs of the market-place or the known policy of either party's employer.
- They are reasonable in cost, amount, quantity and frequency.
- They are appropriate as to time and place.
- They do not influence or give the appearance of influencing the business judgment of the recipient.
- They can stand public scrutiny without damaging Gridwater, Inc.'s reputation.

Intellectual Property & Other Assets

One of Gridwater, Inc.'s most important assets is its confidential corporate information.

Gridwater, Inc.'s legal obligations and its competitive position mandate that this information remain confidential.

Confidential information is critical to Gridwater, Inc.'s competitive advantage. It must not be shared with others outside Gridwater, Inc.. This includes intellectual property and trade secrets, business plans, marketing and sales programs, customer lists, pricing policies, and company financial information.

Every Gridwater, Inc. employee is obligated to protect the Company's confidential information as well as that of its customers, suppliers and third parties who disclose information to Gridwater, Inc. in confidence. Gridwater, Inc. employees may not accept trade secrets or confidential information of a technical or business nature from a third party, unless specifically authorized to do so by an authorized manager or officer of the Gridwater, Inc..

Protection & Use of Gridwater, Inc. Property

Our shareholders trust us to manage Company assets appropriately.

We will ensure that the Company's equipment, supplies and other assets are used for legitimate business purposes unless otherwise specifically authorized, and that we protect all tangible and intangible Company property.

Fair Dealing with Competitors, Customers and Suppliers

We respect the rights of competitors, customers and suppliers.

Gridwater, Inc.'s success depends on building productive relationships with our customers and suppliers based on integrity, ethical behavior and mutual trust. In addition, customers have individual needs and expectations representing unique opportunities for mutual success.

The Company bases its worldwide supplier relationships on fundamental concepts of honesty, fairness, mutual respect and nondiscrimination.

We will not engage in activities with customers, suppliers or competitors that unfairly prevent or limit competition, or could appear to do so.

Personal Behavior in the Workplace

Gridwater, Inc. is committed to treating all of its colleagues with respect and to allow employees to progress based on their talents.

The Gridwater, Inc. strives to provide a safe, healthful and productive work environment. Each employee has a personal responsibility to other Gridwater, Inc. employees and to the Company to help eliminate actions or circumstances which undermine the desired environment.

Gridwater, Inc. policy requires that individuals are to be considered for employment opportunities on the basis of merit, as measured against objective job requirements. Every good faith effort shall be made to implement programs designed to provide equal employment opportunity to all types of jobs and at all levels of the workforce.

Our policy forbids any discrimination, harassment or intimidation because of race, color, religion, gender, age, national origin, citizenship, sexual orientation or disability. Employees are encouraged to bring questions or concerns in this area to their management.

Additionally, every employee is expected to perform his or her work in a safe manner, free of the influence of alcohol or drugs.

Environmental Compliance

Gridwater, Inc. will conduct business at all times in compliance with appropriate environmental laws and regulations. It is Gridwater, Inc.'s policy to operate its facilities in a manner which protects its employees, the public and the environment.

Employee Privacy

Gridwater, Inc. respects employee privacy and dignity. We will only collect and retain personal information from employees that is required for the effective operation of the Company or as required by law. We will keep that information confidential and release it only to those who have a legitimate need to know.

Public Disclosure of Code and Related Matters

The existence and content of this Code of Conduct will be disclosed to shareholders and may be available on the Company's website. Any waiver of any of the provisions of the Code for executive officers or directors may be made only by the Board, with only the independent members voting, or a Board committee consisting of independent directors, and such waiver must be promptly disclosed to shareholders.

Discipline

Violations of this Code may lead to serious sanctions, including termination of employment for cause.

Reporting Suspected Problems

Gridwater, Inc. maintains an open door policy for employees to raise concerns and report observed violations of law or the Code of Ethics and Business Conduct without fear of retribution or retaliation.

Monitoring

Gridwater, Inc. will periodically reaffirm its commitment to its compliance program and will monitor for compliance with the Code of Ethics and Business Conduct.

Each year a training session will be held and a copy of the Code and the Certification of Compliance card will be distributed to each employee to remind employees of the contents of the Code as well as to reestablish their commitment to compliance with it.

GRIDWATER, INC.

AUDIT COMMITTEE CHARTER

(As adopted by the Board of Directors effective as of January 1, 2026)

Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board of Directors") of Gridwater, Inc. (the "Company") is to assist the Board of Directors in its oversight of:

A. the integrity of the Company's financial statements;

B. the Company's compliance with legal and regulatory requirements; and

C. the qualification, independence, and performance of the Company's independent

auditors.

Membership

The Committee shall consist of at least three members of the Board of Directors, with the exact number to be determined by the Board of Directors. Committee members shall be appointed from time to time by the Board of Directors, having given consideration to the recommendations, if any, from the Nominating and Corporate Governance Committee, but not less than annually at its first meeting following the Annual Meeting of Stockholders. Also having given consideration to the recommendation of the Nominating and Corporate Governance Committee, if any, the Board of Directors shall designate a Chairman of the Committee, provided that if the Board of Directors does not so designate a Chairman, the members of the Committee, by a majority vote, may designate a Chairman. The Chairman (or in his or her absence a member designated by the Chairman) shall preside at all meetings of the Committee.

Committee members may be removed, without cause, by the affirmative vote of the majority of the Board of Directors at any time. Any Committee member may resign effective upon giving oral or written notice to the Chairman of the Board, the Corporate Secretary or the Board of Directors (unless the notice specifies a later time for the effectiveness of such resignation). Each member of the Committee shall meet any independence standards that may be established from time to time by the Board of Directors or the Nominating and Corporate Governance Committee. The Board of Directors shall endeavor to appoint at least one member to the Committee who is an "audit committee financial expert" as such term may be defined from time to time.

Resources and Authority

The Committee shall have the resources and appropriate authority, without seeking the approval of the Board of Directors, to discharge its responsibilities, including the authority to retain, at the Company's expense, outside legal, accounting or other consultants to advise the Committee and to authorize or conduct investigations into any matters within the scope of its responsibilities and to approve related fees and retention terms. The Committee may request any director, officer or employee of the Company, the Company's outside counsel or independent auditors or such other persons as it deems appropriate to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities. The Committee shall have full access to all books, records, facilities and personnel of the Company in connection with the discharge of its responsibilities.

Delegation to Subcommittee

The Committee may form and delegate authority to subcommittees consisting of one or more members of the Committee when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, as are provided in the resolutions of the Committee, except to the extent such delegation is limited by applicable law or listing standard. The actions of any such subcommittee shall be presented to the full Committee at the next scheduled Committee meeting.

Duties and Responsibilities

The following shall be the common recurring duties and responsibilities of the Committee in carrying out its oversight function. These duties and responsibilities are set forth below as a guide to the Committee with the understanding that the Committee may alter or supplement them as appropriate under the circumstances to the extent permitted by applicable law, regulation or listing standard:

Independent Auditors

● Be directly responsible for the appointment, retention, removal, compensation and oversight of the work of the independent auditors (including the resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee.

● Have the sole authority to review in advance and grant any appropriate preapprovals of all audit services to be provided to the Company and its subsidiaries by the independent auditors and all permitted non-audit services (including the fees and other terms of engagement) and, if desired, establish policies and procedures for review and pre-approval by the Committee of such services.

● Obtain, review and discuss, at least annually, a report by the independent auditors describing (i) the independent auditors' internal quality-control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the independent auditors, and any steps taken to deal with those issues.

● Review any report by the independent auditors concerning: (i) all critical accounting policies and practices to be used; (ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and (iii) any other material written communications between the independent auditors and the Company's management.

● Review and discuss with the independent auditors, on an annual basis, all relationships the independent auditors have with the Company in order to evaluate the independent auditors' continued independence, and receive from the independent auditors on an annual basis a written statement (consistent with applicable PCAOB requirements for independent accountant communications with the audit committees concerning independence) regarding the auditors' independence.

● Evaluate the independent auditor's qualifications, performance and independence, including the review and evaluation of the lead partner of the independent auditor, taking into account the opinions of management and whether there should be a rotation of the independent auditors in order to assure ongoing auditor independence.

● Meet with the independent auditors prior to the audit for each fiscal year to review the planning, staffing and scope of the audit.

Oversight of Company Financial Statements and Internal Controls

● Review and discuss the Company's annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Company's disclosures under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's reports filed with the SEC.

● As appropriate, the Committee shall review with management and the independent auditors, in separate meetings if the Committee deems it necessary: (i) any analysis or other written communications prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative GAAP methods on the financial statements; (ii) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and (iii) the effect of regulatory and accounting initiatives or actions, as well as off-balance sheet structures, on the financial statements of the Company.

● Review and discuss with management and the independent auditors the Company's earnings press releases, and discuss generally with management the nature of any additional financial information or earnings guidance to be provided publicly and/or to ratings agencies.

● Review and discuss with management and the independent auditors the matters required to be discussed by various Statements on Auditing Standards relating to the conduct of the audit, other significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, and any other matters communicated to the Committee by the independent auditors.

● Based on its review and discussions with management and the independent auditors, recommend to the Board of Directors whether the Company's audited financial statements should be included in the Company's Annual Report on Form 10-K.

● Review with the independent auditors any difficulties the independent auditors encountered in the course of its audit, including any restrictions on the scope of the independent auditors' activities or on access to requested information, any significant disagreements with management and management's response.

● Review with the independent auditors any management letter provided by the independent auditors and the Company's responses to that letter.

● Review and discuss with management and the independent auditors the adequacy and effectiveness of the Company's internal control over financial reporting (including any significant deficiencies, material weaknesses and significant changes in internal control over financial reporting reported to the Committee by management and any fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting and any special audit steps adopted in light of material control deficiencies) and the effectiveness of the Company's disclosure controls and procedures.

● Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements and the performance and independence of the Company's independent auditors.

With Respect to Other Matters

● Review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for periodic reports filed with the SEC about (i) any significant deficiencies in the design or operation of internal control over financial reporting or material weaknesses therein, (ii) any fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting or (iii) the effectiveness of the Company's disclosure controls and procedures.

● Prepare the report of the Audit Committee required by the rules of the SEC to be included in the Company's annual proxy statement.

● Periodically, meet separately with management and with the independent auditors.

● Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's policies with respect to risk assessment and risk management.

● Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by the Company's employees of concerns regarding accounting or auditing matters.

● Establish guidelines for the hiring of employees and former employees of the independent auditors.

● Review and consider "related person transactions" under, and take other actions contemplated by, the Company's Related Person Transactions Policy.

● Review any proposed waiver of the Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers and make a recommendation to the Board of Directors with respect to the disposition of any proposed waiver.

● Make regular reports on the activities of the Committee to the Board of Directors.
Evaluation of the Committee Charter and the Committee

● Review and reassess the adequacy of this Charter annually at its first meeting following the Annual Meeting of Stockholders and recommend any proposed changes to the Board of Directors. The Committee also shall undertake an annual evaluation assessing its performance with respect to its duties and responsibilities set forth in this Charter, which evaluation shall be reported to the Board of Directors. The self-assessment shall be conducted in such manner as the Committee deems appropriate.

● The Nominating and Corporate Governance Committee shall also undertake an annual review and reassessment of this Charter at its first meeting following the Annual Meeting of Stockholders and recommend any changes to the Board of Directors.

Clarification of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, the Committee's role is one of oversight. It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors. In adopting this Charter, the Board of Directors acknowledges that the Committee members are not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the independent auditors' work or auditing standards. Each member of the Committee is entitled to rely on the integrity of those persons and organizations within and outside the Company that provide information to the Committee and the accuracy and completeness of the financial and other information provided to the Committee by such persons and organizations absent actual knowledge to the contrary.

GRIDWATER, INC.

COMMITTEE FOR EXCELLENCE

CHARTER

G.   **Composition and Term of Office**

    a.   The Committee for Excellence (the "Committee") shall consist of a minimum of three members of the Board of Directors of Gridwater, Inc. (the "Company"), two of whom are not officers or employees of the Company. The Committee may also consist of officers and employees of the Company who are not Directors. The members of the Committee who are members of the Board of Directors and the Committee's Chair shall be appointed by the Board of Directors. Other members of the Committee shall be appointed by the Committee. At least one member of the Committee shall be an independent director and shall satisfy the NASDAQ Stock Market standard for independence for members of the audit committee.

b. Members of the Committee shall serve until the next Annual Meeting of the Board of Directors or until their successors are appointed. The Committee shall designate the Committee Secretary.

H.   Meetings

The Committee shall hold at least one regular meeting each year and such additional meetings as may be deemed necessary by the Committee Chair. Minutes of each Committee meeting shall be submitted to the Board of Directors and the Committee Chair will report verbally to the Board of Directors on matters discussed at the most recent Committee meeting.

Matters brought before the Committee that cannot be resolved by a vote of the members shall be submitted to the entire Board of Directors for consideration.

I.   Purpose

To be viewed as the leading company in the waste-water treatment industry, it is imperative for the Company to continue to support and value diversity as part of its corporate culture. It shall be the responsibility of the Committee to promote, encourage, align, and communicate the Company's efforts with respect to women and minorities both in the workplace and as owners, franchisees, guests, customers, and vendors of the Company.

J.   Duties and Responsibilities

a. The Committee's duties and responsibilities shall be as follows:

To identify and encourage efforts undertaken by the Company to promote and leverage the recruitment, retention, and advancement of women and minorities as employees of the Company.

To identify and evaluate efforts undertaken by the Company to promote and leverage an increasingly diverse ownership, customer, and vendor base.

To communicate the Company's efforts and successes in a focused, coordinated way to enhance the public perception of the Company's efforts to promote diversity and value peoples of different backgrounds, experiences, and cultures to benefit the Company's strategic competitive advantage.

b. The Committee shall conduct and present to the Board an annual performance evaluation of the Committee.

GRIDWATER, INC.

COMPENSATION POLICY COMMITTEE CHARTER

K.   Composition and Term of Office

a.   The Compensation Policy Committee (the "Committee") will consist of a minimum of two members of the Board of Directors of the Company. The members of the Committee and its Chair will be appointed by the Board of Directors upon recommendation by the Nominating and Corporate Governance Committee. All members of the Committee shall be independent directors, shall satisfy the NASDAQ Stock Market LLC ("NASDAQ") standards of independence for directors and members of the compensation committee, as determined by the Board of Directors, and shall be "outside directors" for purposes of section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934. A subsequent determination that any member of the Committee does not qualify as an "outside director" or a "non-employee director" will not invalidate any previous actions by the Committee except to the extent required by law or determined appropriate to satisfy regulatory standards.

b. Members of the Committee will serve until the next Annual Meeting of the Board of Directors or until their successors are appointed. The Chief Human Resources Officer shall serve as Committee Secretary.

L. Meetings

The Committee will hold at least four regular meetings each year and such additional meetings as may be deemed necessary by the Committee Chair. Minutes of each Committee meeting will be submitted to the Board of Directors, and the Committee Chair (or Committee member designated by the Committee Chair) will report verbally to the full Board of Directors on matters discussed at the most recent Committee meeting.

M. Purpose

The purpose of the Committee will be to assist the Board of Directors in carrying out its responsibilities relating to executive compensation. Management has primary responsibility for maintaining compensation programs that enable the Company to attract, retain and motivate executives capable of establishing and implementing business plans in the best interests of the shareholders. Management also has responsibility for reviewing a plan for senior executive succession. The Committee, on behalf of the Board of Directors, will review and approve compensation programs for senior executive positions and will review the plans for senior executive development and succession.

The Committee will review on a periodic basis the Company's philosophy for senior executive compensation, and consistent with that philosophy, the short and long-term objectives for all components of the senior executive compensation program, and review relevant information to assess the continued appropriateness of these objectives and the plans designed to accomplish these objectives. Company management will provide such relevant data to the Committee for examination not less than annually.

N. Duties and Responsibilities

a. The Committee's responsibilities will include overseeing the evaluation of the Company's senior executives and reviewing and approving, in certain instances subject to the approval of the Board of Directors, compensation programs for the Company's senior executives. The Committee will consider recommendations submitted by the Company's management for the following specific programs:

i. The Base Salary data for senior executive positions under the Company's evaluation system;

ii. The Incentive Compensation Plan for the President and Chief Executive Officer, and the individuals who report to the President and Chief Executive Officer;

iii. Executive benefit programs for senior executive positions; and

iv. The Gridwater, Inc. Stock and Cash Incentive Plan Administrative Guidelines;

The Committee will consider the following compensation actions for individual employees:

v. Salary and incentive compensation payments for individuals reporting to the President and Chief Executive Officer; and

vi. Stock awards for all eligible employees.

b. The Committee will review and approve on an annual basis the corporate goals and objectives with respect to compensation for the President and Chief Executive Officer. The Committee will evaluate at least once each year the performance of the President and Chief Executive Officer in light of these established goals and objectives and based upon these evaluations will set the annual compensation for the President and Chief Executive Officer, including salary, bonus, incentive and equity compensation. The President and Chief Executive Officer may not be present during voting or deliberations on his compensation.

c. The Committee will approve in advance and recommend to the Board of Directors (a) Compensation actions for the Executive Chairman and the President and Chief Executive Officer; (b) incentive compensation plans and other equity based plans; (c) corporate officer nominations; and (d) title changes for existing corporate officer positions.

d. The Committee will approve in advance and recommend to the Board of Directors the specific amounts of non-employee Directors' compensation.

e. Oversee the assessment of the risks relating to the Company's compensation policies and programs applicable to officers and employees, and review the results of this assessment.

f. The Committee will review on an annual basis an Executive Talent assessment conducted by the President and Chief Executive Officer and the Chief Human Resources Officer.

g. Assess the results of the Company's most recent advisory vote on executive compensation.

h. The Committee will adopt and annually review compliance with the Company's stock ownership guidelines for senior executive officers and non-employee directors.

i. The Committee will oversee the preparation of the compensation committee report required by Securities and Exchange Commission rules for inclusion in the Company's annual report and proxy statement.

j. At least annually, assess whether the work of compensation consultants involved in determining or recommending executive or director compensation has raised any conflict of interest that is required to be disclosed in the Company's annual report and proxy statement.

k. The Committee will report its actions and recommendations to the Board after each Committee meeting and present to the Board an annual performance evaluation of the Committee.

l. The Committee may, in its sole discretion, retain or obtain the advice of any consultants, outside counsel and other advisors (collectively, "Advisors") it deems necessary to assist it in carrying out the Committee's purposes, including any compensation consultant used to assist in the evaluation of Board of Director compensation or executive compensation, including the Executive Chairman and the President and Chief Executive Officer. The Committee will be directly responsible for the appointment, compensation and oversight of the work of any Advisors retained by the Committee, and will receive appropriate funding, as determined by the Committee, from the Company for payment of compensation to any such Advisors. The Committee will assess the independence of Advisors (whether retained by the Committee or management) that provide advice to the Committee, prior to selecting or receiving advice from them, in accordance with NASDAQ listing standards.

m. The Committee will at least annually review and assess the adequacy of this Charter.

FINANCE COMMITTEE CHARTER

Purpose

The Finance Committee's ("Committee") primary function is to assist the Board of Directors ("Board") in discharging its responsibilities relating to oversight and review of financial matters affecting Gridwater, Inc ("Corporation") and to regularly report to the Board on such matters.

Membership and Operations

The Committee shall consist of no fewer than three directors. Members of the Committee and the Committee Chair shall be elected by the Board annually after reviewing the recommendation of the Governance Committee. Members shall serve until their successors have been duly elected and qualified. Any member of the Committee may resign at any time by giving written notice of his or her intention to do so to the Chairman of the Board or the Corporate Secretary, or may be removed, with or without cause, at any time by the Board.

The Committee shall meet at such times as it determines to be appropriate or at the call of the Chair of the Committee, in no case fewer than three times each year. The Committee Chair shall prepare or approve an agenda in advance of each meeting. Each member is free to suggest the inclusion of items not on the agenda. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the affirmative vote of the majority of those present shall be necessary for any action by the Committee.

The Committee shall keep minutes, report its activities to the full Board on a regular basis and make recommendations with respect to the matters covered by this Charter and other matters as the Committee may deem necessary or appropriate.

Duties and Responsibilities

In discharging its responsibilities and duties, within authority levels established by the

Board, the Committee shall:

1. Provide oversight with respect to the capital structure, cash flows and key financial ratios of the Corporation, and make recommendations with respect to the Corporation's financial policies.

2. Review the Corporation's liquidity position, including the Corporation's credit facilities.

3. Review policies with respect to distributions to shareholders generally, make recommendations with respect to the declaration of dividends, and make recommendations or authorize the repurchase of shares of the Corporation from time to time consistent with authority levels established by the Board.

4. Periodically review the Corporation's tax strategies.

5. Authorize borrowing money, issuing debt securities or engaging in other forms of financing (other than any financing calling for the issuance of common stock) on the part of the Corporation or any of its subsidiaries or affiliates.

6. Oversee compliance with financial covenants and authorize the prepayment, redemption repurchase or defeasance of any indebtedness of the Corporation.

7. Authorize loans, guarantees of the credit of others, or other extensions of credit by the Corporation.

8. Review the Corporation's credit ratings and monitor its activities with respect to credit rating agencies.

9. Review the funded status, funding practices and policies and any applicable actuarial, discount, trend rates, or similar assumptions of all significant employee benefit or similar plans of which the Corporation or an affiliate is a sponsor and the existing and anticipated liabilities with respect to such plans.

10. Review at least annually reports from the Investment Committee that summarize plan asset investment performance in order to assist in the evaluation conducted by the Committee.

11. Provide oversight with respect to significant capital expenditures or divestitures as well as projected and actual returns from investments. Overall capital spending will be considered in the context of the current and future cash flows of the Corporation, as well as priority for debt reduction until target debt levels are attained.

12. Periodically review the Corporation's investor relations' program, shareholder profile and analyst coverage.

13. Periodically review the Corporation's insurance programs.

14. Periodically review the Corporation's delegations of financial authority, including the thresholds for which management must seek Board approval, and recommend any changes to the full Board.

15. In general, review reports and make recommendations with respect to any financial matter affecting the Corporation.

16. Review this Charter at least annually with the advice of the Governance Committee.

17. In addition to the foregoing, the Committee shall perform such other functions as may be committed to it under the resolutions and other directives of the Board.

Delegation to Subcommittee

The Committee may, as appropriate and consistent with applicable regulations, laws and listing standards, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Evaluation

At least annually, the Committee shall conduct an evaluation of its performance. The evaluation shall compare the performance of the Committee with the requirements of this Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

Resources and Authority

The Committee shall have available to it the resources and authority appropriate to discharge its duties and responsibilities, including support from management personnel. The Committee shall also have the sole authority to select, retain and terminate (and approve or ratify the fees and other retention terms of) special or independent counsel, accountants, consultants and other advisors, as it deems necessary or appropriate without seeking approval of the Board or management. The Corporation shall provide appropriate funding to the Committee to allow the Committee to compensate any advisors retained by the Committee and to pay for ordinary administrative expenses of the Committee.


EXECUTIVE COMMITTEE CHARTER


I.   **Purpose**

To exercise the powers of the Board of Directors in the management of the business and affairs of the Company during intervals between meetings of the Board of Directors when Board action is necessary or desirable and the convening of a special Board meeting is not warranted.

II.   **Composition and Term of Office**

A.   The Executive Committee (the "Committee") shall consist of the Chairman of the Board of Directors and one or more other members of the Board of Directors, as appointed by the Board of Directors. The Chairman of the Board of Directors shall act as the Committee Chairman.

B.   Members of the Committee shall serve until the next Annual Meeting of the Board of Directors or until their successors are duly appointed. The Secretary of the Company shall serve as Committee Secretary.

C.   In the absence or disqualification of any member of the Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

III.   Meetings

A.   The Committee shall hold such meetings as may be deemed necessary by the Committee Chairman. Meetings shall be called by the Secretary of the Company at the direction and upon the request of the Committee Chairman or any two members of the Executive Committee. A quorum for the transaction of any business at meetings of the Committee shall consist of two members of the Committee then in office. Minutes of each Committee meeting shall be submitted to the Board of Directors. At the discretion of the Board of Directors, the Chairman of the Committee will report verbally to the full Board of Directors on matters discussed at the most recent Committee meeting.

B.   The Executive Committee shall report all of its actions to the Board of Directors at the next ensuing meeting and obtain Board ratification of such actions taken.

C.   Matters brought before the Committee that cannot be resolved by a vote of the members should be submitted to the Board of Directors. Any action required or

permitted to be taken at any Executive Committee meeting may be taken without a meeting if all members of the Committee consent thereto in writing and such written consent is filed with the Committee minutes; provided that any action constituting a Reserved Matter under Section 3.10(B) of these Bylaws shall require the unanimous written consent of all directors then in office, not merely the members of the Executive Committee.

IV.   Powers

A.   The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors, except as set forth in paragraphs H and I below.

B.   Notwithstanding the foregoing, the Executive Committee shall not have the power to:

1.   Amend the Company's Certificate of Incorporation or By-Laws;

2.   Adopt an agreement of merger or consolidation;

3.   Recommend to the shareholders the sale, lease or exchange of all or substantially all of the Company's property and assets;

4.   Recommend to the shareholders a dissolution of the Company or a revocation of a dissolution; or

5.   Take any other action that may not be lawfully delegated by the Board of Directors under Texas General Corporation Law or any other applicable law.

C.   Notwithstanding the foregoing, unless specifically authorized to do so by a prior resolution of the Board of Directors, the Executive Committee also shall not have the power to declare a dividend, authorize the issuance of stock, or adopt a certificate of ownership and merger, or take any other action the responsibility for which is specifically reserved in the full Board of Directors.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

OF THE BOARD OF DIRECTORS

CHARTER

I.   **PURPOSE**

B. The Nominating and Corporate Governance Committee (the "Committee") shall consist of a minimum of two members of the Board of Directors of the Company who are not officers or employees of the Company. The members of the Committee and its Chair shall be appointed by the Board of Directors. All members of the Committee shall be independent directors and shall satisfy the NASDAQ Stock Market standard for independence for members of the audit committee.

C. Members of the Nominating Committee shall serve until the next Annual Meeting of the

Board of Directors or until their successors are appointed. The Secretary of the Company shall serve as Committee Secretary.

D. Identifying individuals believed to be qualified to serve on the Board consistent with criteria approved by the Board and recommending to the Board director nominees to be elected by the shareholders at a shareholder general meeting or to be appointed by the Board to fill vacancies or newly created directorships that may occur between such meetings;

E. Recommending to the Board those to serve on the committees of the Board;

F. Developing and recommending to the Board a set of corporate governance guidelines applicable to the Company;

G. Overseeing the management continuity planning process;

H. Overseeing the evaluation of the Board, each committee of the Board and management; and Otherwise taking a leadership role in shaping the corporate governance of the Company.

II. STRUCTURE AND OPERATIONS

Composition and Qualifications

The Committee shall be comprised of three or more members of the Board, each of whom shall be determined by the Board to be "independent" under the rules of the New York Stock Exchange ("NYSE").

Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation, removal, disqualification or death. The members of the Committee may, at any time, be removed, with or without cause, by action of the Board.

Chairperson

Unless a chairperson of the Committee (the "Chairperson") is selected by the Board, the members of the Committee shall designate a Chairperson by majority vote of the full Committee membership. The Chairperson shall be entitled to cast a vote to resolve any ties, subject to applicable law and the Company's organizational documents. The Chairperson is expected to chair all regular sessions of the Committee and be responsible for setting the agendas for Committee meetings (in consultation with management, as appropriate). In the absence of the Chairperson, the Committee shall select another member to preside.

<u>Delegation to Subcommittees</u>

The Committee may form subcommittees composed of one or more of its members for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.

III.   MEETINGS

The Committee shall meet periodically as circumstances dictate. The Chairperson of the Board or any member of the Committee may call meetings of the Committee. Meetings of the Committee may be held telephonically.

All directors who are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any director or member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which there is a quorum shall be the act of the Committee.

IV.   RESPONSIBILITIES AND DUTIES

The following functions are expected to be the common recurring activities of the Committee in carrying out its responsibilities. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be required or appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee may, in its sole discretion, engage any consultant, legal counsel or other adviser to the Committee as it deems necessary or appropriate to carry out its duties. The Committee shall be directly responsible for the appointment, compensation and oversight of such consultant, legal counsel or another adviser retained by the Committee. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any consultant, legal counsel or other advisers retained by the Committee, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have sole authority to retain and to terminate any search firm to be used to assist it in identifying candidates to serve as directors of the Company, including sole authority to approve the fees payable to such search firm and any other terms of retention.

<u>Board Selection, Composition and Evaluation</u>

1. Establish criteria for the selection of directors to serve on the Board.

2. Identify individuals believed to be qualified to serve on the Board, review the qualifications of such potential director candidates and recommend to the Board those candidates to be appointed to the Board or nominated for election to the Board by the shareholders at a shareholder general meeting. In identifying candidates for membership on the Board, the Committee shall take into account all factors it considers appropriate, which may (but need not) include (a) considering, to the extent permitted under existing arrangements of the Company and other arrangements to which the Company may enter into from time to time, various and relevant career experience, relevant technical skills, industry knowledge and experience and local or community ties, (b) minimum individual qualifications, including strength of character, mature judgment, familiarity with the company's business and industry, independence of thought and an ability to work collegially, (c) the diversity of the Board expertise that could qualify a director as an "audit committee financial expert," as that term is defined by the rules of the Securities and Exchange Commission), executive compensation background and the size, composition and combined expertise of the existing Board. The Committee also may consider the extent to which the candidate would fill a present need on the Board.

3. Review and recommend to the Board, whether members of the Board should stand for reelection. Consider matters relating to the action, if any, to be taken with respect to the discontinuation of the directorship of a member of the Board.

4. Evaluate candidates for nomination to the Board, including those recommended by shareholders on a substantially similar basis as it considers other nominees. In that regard, the Committee shall adopt procedures for the submission of recommendations by shareholders as it deems appropriate and in accordance with applicable laws and regulations.

5. Conduct all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates to serve on the Board.

6. Consider questions of independence and possible conflicts of interest of members of the Board and executive officers, and whether a candidate has special interests or a specific agenda that would impair his or her ability to effectively represent the interests of the Company's shareholders and other relevant stakeholders.

7. Review and recommend to the Board, as the Committee deems appropriate, the composition and size of the Board in order to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds

8. Oversee the evaluation of, at least annually, and as circumstances otherwise dictate, the Board and management.

<u>Committee Selection, Composition and Evaluation</u>

9. Recommend to the Board members of the Board to serve on the committees of the Board, giving consideration to the criteria for service on each committee as set forth in the charter for such committee, as well as to any other factors the Committee deems relevant, and where appropriate, make recommendations to the Board regarding the removal of any member of any committee.

10. Recommend to the Board any member of the Board to serve as chairperson of a committee of the Board.

11. Establish, monitor and recommend the purpose, structure and operations of the various committees of the Board, the qualifications and criteria for membership on each committee of the Board and, as circumstances dictate, make any recommendations regarding periodic rotation of directors among the committees and impose any term limitations of service on any committee of the Board.

12. Review periodically, and as circumstances otherwise dictate, the composition and performance of each committee of the Board and make recommendations to the Board as to any proposed changes to the foregoing or for the creation of additional committees or the elimination of existing committees of the Board.

<u>Corporate Governance</u>

13. Review the adequacy of the articles of association and recommend to the Board, as conditions dictate, proposed amendments to the articles of association for consideration by the shareholders.

14. Develop and recommend to the Board a set of corporate governance guidelines and other policies and guidelines as appropriate and keep abreast of developments with

regard to corporate governance to enable the Committee to make recommendations to the Board in light of such developments as may be appropriate.

15.   Review the Company's policies, practices and positions to further its corporate citizenship and sustainability (including but not limited to corporate social responsibility, environmental quality and diversity and inclusion), considering the impact on internal and external stakeholders.

16.   Review policies relating to meetings of the Board and the committees thereof and meetings of shareholders. This may include meeting schedules and locations, meeting agendas and procedures for delivery of materials in advance of meetings.

Continuity / Succession Planning Process

17.   Oversee and approve the management continuity planning process. Review and recommend to the Board the succession plans relating to the Chief Executive Officer and other key executive officer positions and make recommendations to the Board with respect to the selection of individuals to occupy these positions.

18.   Oversee and approve the director continuity planning process. Review and recommend to the Board the succession plans relating to the Chairperson of the Board, the lead independent director (if applicable) and the chairpersons of each standing committee of the Board and make recommendations to the Board with respect to the selection of individuals to occupy these positions.

Reports

19.   Oversee the preparation of such nomination and corporate governance reports as may be required under applicable laws and regulations.

20.   Report regularly to the Board including:
C.   following all meetings of the Committee;
D.   with respect to such other matters as are relevant to the Committee's discharge of its responsibilities; and

E.   making recommendations to the Board as the Committee may deem appropriate.

21.   Maintain minutes or other records of meetings and activities of the Committee.

V. ANNUAL PERFORMANCE EVALUATION

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including by reviewing the compliance of the Committee with this Charter. In addition, the Committee shall periodically review and reassess, the adequacy of this Charter and recommend to the Board any proposed changes to this Charter that the Committee considers necessary or appropriate. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

ASSIGNMENT OF SHARES

This Assignment of Shares (the "Assignment") is made and effective [DATE],

BETWEEN: **GRIDWATER INC** (the "Assignor"), a company organized and existing under the laws of Texas , with its head office located at:

<mark>[YOUR COMPLETE ADDRESS]</mark>

AND: **[ASSIGNEE NAME]** (the "Assignee"), an individual with his main address located at **OR** a company organized and existing under the laws of the [State/Province] of [STATE/PROVINCE], with its head office located at:

[COMPLETE ADDRESS]

TERMS

O. For value received, which is acknowledged, the Assignor hereby assigns all interest and benefit to Assignee in the **B CLASS PREFERRED** shares of **GRIDWATER INC.** evidenced by Share Certificate No(s). [NUMBER(S)] (the "Shares").

P. The Assignor warrants the Assignee that the Shares are fully paid up and that the Assignor owns the Shares free and clear of all encumbrances.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

ASSIGNOR   ASSIGNEE

_____   _____

Authorized Signature   Authorized Signature

_____   _____

Print Name and Title   Print Name and Title